UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 13, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Acorda Therapeutics, Inc.

File Nos. 0-50513 and 1-31938 - CF#37519

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Acorda Therapeutics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.54 to Form 10-Q filed on August 10, 2009, as modified by the same agreement refiled with fewer redactions as Exhibit 10.1 to Form 10-Q filed on August 7, 2019.

Based on representations by Acorda Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.54	10-Q	August 10, 2009	August 10, 2029
10.1	10-Q	August 7, 2019	August 10, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary